SECTION 9. PROXY VOTING

SCM will vote proxies for all clients who delegate such authority, in the best investment interests of the clients.

Edward L. Symons, Jr., is principally responsible for proxy voting, and complete records of all proxy votes are maintained. The firm does not appear to have any existing material conflicts of interests with respect to proxy voting because no firm clients are publicly traded companies in which the assets of other clients could be invested.

Each proxy is carefully reviewed. Particular attention is paid to assuring that investor interests are well served by proposals involving changes in corporate governance, such as staggered boards, poison pills, and supermajority provisions, which are frequently not in the best interests of investors; changes in capital structure; and stock option plans and other management compensation issues. Social and corporate responsibility issues are reviewed with the financial interests of investors uppermost in mind.

SECTION 10. PROXY SOLICITATION

SCM shall only furnish proxy-voting advice where there is an existing client relationship, and shall not solicit proxies from non-clients.